SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Second Quarter Financial Statements

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date: May 27, 2002      Mr. Gerry A. Racicot
                             President

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis of operating results and financial position should be read in conjunction with the consolidated interim financial statements of the Company and notes thereto incorporated by reference in this quarterly report.

The Company

Eiger Technology, Inc. has four operating subsidiaries; Onlinetel, Corp., K-Tronik International Corp., Eiger Net Inc., and ADH Custom Metal Fabricators Inc. Eiger's head office is located in Toronto, Ontario and has seven employees.

Onlinetel is a Voice over Internet Protocol (VoIP) next generation telecommunications company that can take voice information from any landline or cellular phone, convert that information to digital IP packets and route that information, phone-to-phone, over the Internet. Onlinetel currently derives its revenue from advertisers on its free calling network, and from flat fee long distance and ISP services. It is anticipated that Onlinetel will begin offering 10-10 casual calling, corporate long distance and wholesale termination services in third quarter, 2002. Onlinetel is based in Kitchener, Ontario and has 20 employees.

Eiger Net is involved in the R&D, engineering and manufacturing of multimedia and data communication cards such as 56K and DSL modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Eiger Net is located in South Korea and has 30 employees.

K-Tronik is a leading North American manufacturer of energy efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to OEM light fixture companies, distributors and contractors. In addition to its head office in New Jersey, K-Tronik maintains a manufacturing facility in South Korea. K-Tronik employs 46 people.

ADH is a fully integrated custom sheet metal manufacturer. ADH specializes in custom enclosures, cabinets, and also manufactures for national distribution companies specializing in data and relay racks. ADH has a specialty internal division focused on store display fixtures. ADH is located in Stratford, Ontario and has 20 employees.

Completion of Onlinetel's Coast to Coast Voice Network

During the quarter ended March 31, 2002, Onlinetel, a wholly owned subsidiary, completed its coast-to-coast VoIP network for voice transmission. The Company now has points of presence in Victoria, BC, Vancouver, BC, Calgary, AB, Edmonton, AB, Winnipeg, MB, Hamilton, ON, Toronto, ON, London, ON, Kitchener, ON, Waterloo, ON, Barrie, ON, Ottawa, ON, Montreal, PQ, Quebec City, PQ, Halifax, NS, and New York, NY. This Canada wide and US network provides a platform that provides Onlinetel with potential termination, advertising, fixed rate and 10-10 business revenue. Onlinetel is expected to be cash flow positive during the month of June 2002 with substantial growth occurring in the quarter ending September 30, 2002.

The Carrier Termination Service launched on April 10, 2002, now has signed revenue of over $450,000 per month and is meeting this strong customer demand for more capacity through an organized and aggressive approach to increasing capacity nationwide throughout the calendar 2002 year.

Results of Operations

The Company generated sales of $5.4 million in the second quarter 2002 compared to 5.9 million in the second quarter 2001 fiscal year, the decrease mainly due to a reduction in Eiger Net Inc.'s sales of $1 million reflecting a weakness in the global economy and especially in the computer peripheral sector. During the fiscal 2001 year, the Company wrote off goodwill, investments, development and other costs amounting to $16,366,000 and acquired a 100% interest in Onlinetel, Inc, a Kitchener/Waterloo based Voice over Internet Protocol (VoIP) long distance and ISP services company. Revenue from ongoing operations for the second quarter were as follows:

                                                Increase
($'000's)         2002            2001         (Decrease)
---------         ----            ----         ----------
Onlinetel          374              --             374
Eiger            2,231           3,274          (1,043)
K-Tronik         2,441           2,159             282
ADH                319             479            (160)
                 -----           -----          ------
                 5,365           5,912            (547)
                 =====           =====          ======

Management is of the opinion that although the economic recession will continue for the remainder of 2002, Eiger will increase business significantly through its Onlinetel subsidiary. Management continues to believe that cost savings businesses such as energy saving electronic ballasts (K-Tronik) and VoIP (Onlinetel) should benefit from a cost conscious marketplace.

K-Tronik sales increased due to a broadening of product offerings and continued increase in brand recognition. ADH sales decreased due to the reduction in outsourcing needed by its primary customers in South-western Ontario.

The decrease in sales by Eiger Labs and Eiger Net subsidiaries reflect the downturn in the overall computer peripheral OEM manufacturing sector. Total expenses decreased approximately 9% during the quarter ended March 31, 2002 to $ 2,704,000 from $2,966,000 for the quarter ended March 31, 2001. There was an overall decrease in expenses of 11% for the 6 month period ending March 31. Operations and administrative expenses decreased by approximately 3% (Q2 2002: $ 2,394,000; 2001: $ 2,468,000). The overall decrease for the 6 month period ending March 31 was approximately 6%. These operations and administrative expenses consisted principally of salaries and benefits and the operating costs of the Company's Eiger Labs, Eiger Net and K-Tronik Group, Sales, R&D, Design Engineering and Manufacturing facilities, as well as, strengthening infrastructure at head office to ensure compliance with regulatory and governance matters.

While interest on long-term debt decreased (for the quarter ended March 31, 2002: $8,000 vis a vis March 31, 2001: $18,000 and for the 6 month period ending March 31, 2002: $19,000 vis a vis March 31, 2001: $36,000), other interest and bank charges increased (for the quarter ended March 31, 2002: $124,000 vis a vis March 31, 2001: $100,000 and for the 6 month period ending March 31, 2002:
$237,000 vis a vis March 31, 2001: $188,000). The decrease in long-term debt interest was due to a reduction in long-term debt at Eiger Group of Companies.

Amortization of goodwill and other assets decreased from $300,000 in Q2 2001 to $92,000 in Q2 2002, due to the previous year's write-down and new accounting regulations regarding amortization of goodwill.

Liquidity and Capital Reserves

At March 31, 2002, the Company's cash position has increased to $8,362,000 from $5,993,000 at the end of September 30, 2001 and its working capital decreased by $2,848,000 to $9,967,000 at March 31, 2002.

The decrease in the Company's accounts receivable to $4,643,000 at March 31, 2002 from $8,759,000 at September 30, 2001 is due to the decrease in the volume of business at Eiger Net, off set partially by an increase in business at K-Tronik.

Inventory decreased to $5,200,000 March 31, 2002 from $6,545,000 as a result of the decrease in the volume of business at Eiger Net offset by K-Tronik.

Financial Risk and Foreign Exchange

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar and South Korean won/Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the costs of hedging and the labour being a large component of K-Tronik Asia's South Korean Won exposure offset by Korean Won based revenue. Foreign exchange loss for the quarter ended March 31, 2002 was $564,000.

                             EIGER TECHNOLOGY, INC.

                  Unaudited Consolidated Financial Statements

                     for the six months ended March 31, 2002

                             EIGER TECHNOLOGY, INC.
                      Unaudited Consolidated Balance Sheet

                                                              March 31      September 30
                                                                2002            2001
                                                            ------------    ------------
                                                                  $              $
                                     Assets
Current
  Cash and Marketable Securities                               8,362,000      5,993,000
  Accounts Receivable                                          4,643,000      8,759,000
  Inventories                                                  5,220,000      6,545,000
  Prepaid Expenses                                               175,000        769,000
                                                             -----------    -----------
                                                              18,400,000     22,066,000

Capital                                                        4,544,000      4,541,000
Long-term Investments                                            303,000        404,000
Goodwill                                                       2,487,000      2,488,000
Other                                                            783,000      1,222,000
                                                             -----------    -----------
                                                              26,517,000     30,721,000
                                                             ===========    ===========

                      Liabilities and Shareholders' Equity

Current
  Bank Indebtedness                                            5,129,000      3,515,000
  Accounts Payable and Accrued Liabilities                     3,181,000      5,616,000
  Current Portion of Long-term Debt                              123,000        120,000
                                                             -----------    -----------
                                                               8,433,000      9,251,000
                                                             -----------    -----------
Long-term Debt                                                 1,012,000      1,014,000
                                                             -----------    -----------
Non-Controlling Interest                                      (1,808,000)      (671,000)
                                                             -----------    -----------
Shareholders' Equity
  Share Capital                                               42,119,000     42,001,000
  Contributed Surplus                                            217,000        217,000
  Retained Earnings (Deficit)                                (23,456,000)   (21,091,000)
                                                             -----------    -----------
                                                              18,880,000     21,127,000
                                                             -----------    -----------
                                                              26,517,000     30,721,000
                                                             ===========    ===========

On Behalf of the Board:

           "Gerry Racicot"          Director
-----------------------------------
            Gerry Racicot

            "Keith Attoe"           Director
-----------------------------------
             Keith Attoe

                             EIGER TECHNOLOGY, INC.
      Unaudited Consolidated Statement of Operations and Retained Earnings

For the six months ended March 31                      2002             2002             2001             2001
                                                 ---------------    ------------    ---------------    ------------
                                                (Current Quarter)  (Year-to-Date)  (Current Quarter)  (Year-to-Date)
                                                         $                $                 $                $

Sales                                                5,365,000       10,163,000        5,912,000        15,583,000

Cost of Sales                                        4,863,000        8,755,000        4,050,000        13,953,000
                                                   -----------      -----------       ----------        ----------
Gross Margin                                           502,000        1,408,000        1,862,000         1,630,000
                                                   -----------      -----------       ----------        ----------
Expenses
  Selling, General and Administrative                2,394,000        4,555,000        2,468,000         4,829,000
  Amortization of Capital Assets                        86,000          231,000           80,000           184,000
  Amortization of Goodwill and Other Assets             92,000          149,000          300,000           600,000
  Interest on Long-term Debt                             8,000           19,000           18,000            36,000
  Other Interest and Bank Charges                      124,000          237,000          100,000           188,000
                                                   -----------      -----------       ----------        ----------
                                                     2,704,000        5,191,000        2,966,000         5,837,000
                                                   -----------      -----------       ----------        ----------
Income (Loss) from Operations                       (2,202,000)      (3,783,000)      (1,104,000)       (4,207,000)

Other Income                                            91,000          163,000          300,000         1,043,000
                                                   -----------      -----------       ----------        ----------
Income before Taxes                                 (2,111,000)      (3,620,000)        (804,000)       (3,164,000)

Provision for Income Taxes                                  --               --         (244,000)         (539,000)
                                                   -----------      -----------       ----------        ----------
Income before Non-controlling Interest              (2,111,000)      (3,620,000)        (560,000)       (2,625,000)

Non-controlling Interest                              (530,000)      (1,255,000)        (102,000)       (1,560,000)
                                                   -----------      -----------       ----------        ----------
Net Income (Loss) for the Period                    (1,581,000)      (2,365,000)        (458,000)       (1,065,000)

Retained Earnings (Deficit), Beginning of Period   (21,875,000)     (21,091,000)      (1,371,000)         (764,000)
                                                   -----------      -----------       ----------        ----------
Retained Earnings (Deficit), End of Period         (23,456,000)     (23,456,000)      (1,829,000)       (1,829,000)
                                                   ===========      ===========       ==========        ==========

Earnings Per Share:
  Basic                                                  (0.04)           (0.06)           (0.01)            (0.03)
                                                   ===========      ===========       ==========        ==========
  Diluted                                                (0.04)           (0.06)           (0.01)            (0.03)
                                                   ===========      ===========       ==========        ==========

                             EIGER TECHNOLOGY, INC
                 Unaudited Consolidated Statement of Cash Flows

For the six months ended March 31                      2002             2002             2001             2001
                                                 ---------------    ------------    ---------------    ------------
                                                (Current Quarter)  (Year-to-Date)  (Current Quarter)  (Year-to-Date)
                                                         $                $                 $                $
Operating Activities
  Net Income (Loss) for the Period                 (1,581,000)        (2,365,000)       (458,000)        (1,065,000)
  Items not Involving Cash
   Amortization                                       178,000            380,000         380,000            784,000
                                                   ----------         ----------      ----------         ----------
                                                   (1,403,000)        (1,985,000)        (78,000)          (281,000)
 Changes in Non-cash Operating Accounts
   Accounts Receivable                              1,653,000          4,116,000         850,000          3,570,000
   Inventories                                        672,000          1,325,000      (1,906,000)         1,981,000
   Prepaid Expenses                                   531,000            594,000         (49,000)            98,000
   Accounts Payable                                (1,722,000)        (2,435,000)        867,000         (5,313,000)
   Current Income Taxes                                    --                 --          52,000           (171,000)
   Future Income Taxes                                     --                 --        (290,000)          (381,000)
   Non-controlling Interest                          (293,000)        (1,018,000)        573,000           (749,000)
                                                   ----------         ----------      ----------         ----------
                                                     (562,000)           597,000          19,000         (1,246,000)
                                                   ----------         ----------      ----------         ----------
Investment Activities
  Sale (Purchase) of Capital Assets                    62,000           (234,000)       (719,000)          (521,000)
  Non-controlling Interest                           (119,000)          (119,000)       (126,000)                --
  Long-term Investments                               115,000            101,000      (1,374,000)        (3,683,000)
  Goodwill and Other Assets                          (153,000)           291,000              --           (476,000)
                                                   ----------         ----------      ----------         ----------
                                                      (95,000)            39,000      (2,219,000)        (4,680,000)
                                                   ----------         ----------      ----------         ----------
Financing Activities
  Operating Line of Credit                          1,487,000          1,614,000      (1,340,000)            71,000
  Long-term Debt                                      (53,000)             1,000         (27,000)          (348,000)
  Common Shares Issued                                103,000            118,000         121,000            465,000
  Costs Related to Issuance of Share Capital               --                 --       1,740,000          1,720,000
                                                   ----------         ----------      ----------         ----------
                                                    1,537,000          1,733,000         494,000          1,908,000
                                                   ----------         ----------      ----------         ----------
Net Cash Flows for the Period                         880,000          2,369,000      (1,706,000)        (4,018,000)

Cash and Cash Equivalents, Beginning of Period      7,482,000          5,993,000      11,502,000         13,814,000
                                                   ----------         ----------      ----------         ----------
Cash and Cash Equivalents, End of Period            8,362,000          8,362,000       9,796,000          9,796,000
                                                   ==========         ==========      ==========         ==========
Cash and Cash Equivalents Represented By:
  Cash and Marketable Securities                    8,362,000          8,362,000       9,796,000          9,796,000
  Cash Held in Escrow                                      --                 --              --                 --
                                                   ----------         ----------      ----------         ----------
                                                    8,362,000          8,362,000       9,796,000          9,796,000
                                                   ==========         ==========      ==========         ==========

                             EIGER TECHNOLOGY, INC.
                 Notes to the Consolidated Financial Statements
                     For the six months ended March 31, 2002

Significant Accounting Policies:

These interim financial statements have been prepared using the same accounting principles and the same methods of appllication as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2001.

Reconciliation to U.S. GAAP:

Revelant differences between accounting principles generally accepted in Canada (Cdn. GAAP") compared to those principles generally accepted in the United States of America ("U.S. GAAP") are as follows:

U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently. Also, all product development costs are to be expensed as incurred. Cdn. GAAP permits the deferral and amortization of these costs when certain conditions are met.

U.S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to shareholders' equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

APB Opinion 25 permits the intrinsic value based method to be used to measure stock option compensation costs. The intrinsic method is generally used in Canada. In this case, the Company grants stock options at fair market value and no compensation is recognized.

Reconciliations:

                                                                March 31      March 31
                                                                  2002          2001
                                                               ----------    ----------
                                                                    $             $
Net Income
  - per Cdn. GAAP                                              (2,365,000)   (1,065,000)

  - expense current product development costs                          --            --
  - add back amortization of deferred costs                        34,000       147,000
  - adjustments to non-controlling interest and future taxes      (12,000)           --
  - foreign currency translation adjustment                       564,000       101,000
                                                               ----------      --------
  - per U.S. GAAP                                              (1,779,000)     (817,000)

Comprehensive item - foreign currency translation                (564,000)     (101,000)
                                                               ----------      --------
Comprehensive Income                                           (2,343,000)     (918,000)
                                                               ==========      ========

                             EIGER TECHNOLOGY, INC.
                 Notes to the Consolidated Financial Statements
                    For the six months ended March 31, 2002

Reconciliation to U.S. GAAP - continued:

                                                          March 31        March 31
                                                            2002            2001
                                                         -----------    -----------
                                                              $              $
Accumulated Other Comprehensive Items
  - per Cdn. GAAP                                                 --             --

  - cumulative foreign currency translation adjustments     (800,000)      (236,000)
                                                         -----------     ----------
  - per U.S. GAAP                                           (800,000)      (236,000)
                                                         ===========     ==========

Retained Earnings (Deficit)
  - End of Period per Cdn. GAAP                          (23,456,000)    (1,829,000)

  - expense deferred product development costs net of
    portion relating to non-controlling interest            (264,000)    (1,070,000)
  - expense deferred organization costs net of portion
    relating to non-controlling interest                          --       (157,000)
  - foreign currency translation adjustments                 800,000        206,000
  - future income tax savings related to above                88,000        393,000
                                                         -----------     ----------
  - End of Period per U.S. GAAP                          (22,832,000)    (2,457,000)
                                                         ===========     ==========

Total Assets
  - per Cdn. GAAP                                         26,517,000     51,890,000

  - expense deferred product development costs              (264,000)    (1,353,000)
  - expense deferred organization costs                           --       (308,000)
  - increase in future income tax assets                      88,000        350,000
                                                         -----------     ----------
  - per U.S. GAAP                                         26,341,000     50,579,000
                                                         ===========     ==========

Segmented Information:

Segmented information is presented on the following two pages.

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                                 March 31, 2002

                          ADH                      K-Tronik                  Onlinetel                     Eiger
                 ----------------------    ------------------------    ----------------------    ------------------------
                  March 31        YTD        March 31        YTD        March 31       YTD        March 31         YTD
                 ----------------------    ------------------------    ----------------------    ------------------------
                    $              $            $             $            $            $            $              $
Sales:
  External        319,000       685,000     2,441,000     4,721,000     374,000       744,000     2,231,000     4,013,000
  Intersegment         --            --            --            --          --            --            --            --
                 ----------------------    ------------------------    ----------------------    ------------------------
                  319,000       685,000     2,441,000     4,721,000     374,000       744,000     2,231,000     4,013,000

Cost of Sales    (263,000)     (553,000)   (2,072,000)   (3,582,000    (321,000)     (598,000)   (2,207,000)   (4,022,000)
Other Expenses   (109,000)     (222,000)     (812,000)   (1,694,000    (291,000)     (559,000)     (577,000)     (705,000)
                 ----------------------    ------------------------    ----------------------    ------------------------
Net Income        (53,000)      (90,000)     (443,000)     (555,000)   (238,000)     (413,000)     (553,000)     (714,000)
                 ======================    ========================    ======================    ========================


                                                                          Totals per
                          All                  Reconciling                Financial
                        Others                    Items                   Statements
                 --------------------    ---------------------   --------------------------
                  March 31      YTD        March 31      YTD        March 31        YTD
                 --------------------    ---------------------   --------------------------
                     $          $            $            $            $             $
Sales:
  External             --          --           --          --     5,365,000     10,163,000
  Intersegment         --          --           --          --            --             --
                 --------------------    ---------------------   --------------------------
                       --          --           --          --     5,365,000     10,163,000

Cost of Sales          --          --           --          --    (4,863,000)    (8,755,000)
Other Expenses   (294,000)   (593,000)          --          --    (2,083,000)    (3,773,000)
                 --------------------    ---------------------   --------------------------
Net Income       (294,000)   (593,000)          --          --    (1,581,000)    (2,365,000)
                 ====================    =====================    =========================


                                  ADH                  K-Tronik               Onlinetel                   Eiger
                        ---------------------   ---------------------   ----------------------   -----------------------
                         March 31     Sept. 30   March 31   Sept. 30     March 31    Sept. 30     March 31     Sept. 30
                        ---------------------   ---------------------   ----------------------   -----------------------
                            $            $          $           $            $            $           $            $
Current Assets:
  Cash                    306,000     312,000     162,000     147,000     270,000      208,000    4,995,000    1,461,000
  Accounts Receivable     221,000     344,000   2,003,000   2,102,000     177,000      173,000    2,096,000    6,098,000
  Inventory               822,000     875,000   3,326,000   3,650,000          --           --    1,072,000    2,020,000
  Prepaid Expenses             --       3,000     161,000     243,000       2,000        4,000           --      442,000
                        ---------------------   ---------------------   ----------------------   -----------------------
                        1,349,000   1,534,000   5,652,000   6,142,000     449,000      385,000    8,163,000   10,021,000

Capital Assets          1,676,000   1,721,000     512,000     660,000     742,000      724,000    1,504,000    1,320,000
Long-term Investments          --          --          --          --       7,000           --      134,000       80,000
Goodwill and Other        230,000     379,000   1,147,000   1,182,000   1,360,000    1,314,000      497,000      789,000
                        ---------------------   ---------------------   ----------------------   -----------------------
                        3,255,000   3,634,000   7,311,000   7,984,000   2,558,000    2,423,000   10,298,000   12,210,000
                        =====================   =====================   ======================   =======================


                                                                                  Totals per
                                 All                    Reconciling               Financial
                                Others                     Items                  Statements
                        ----------------------    ----------------------   -----------------------
                          March 31   Sept. 30      March 31     Sept. 30    March 31     Sept. 30
                        ----------------------    ----------------------   -----------------------
                             $          $              $           $            $           $
Current Assets:
  Cash                  2,629,000    3,865,000           --           --    8,362,000    5,993,000
  Accounts Receivable     146,000       42,000           --           --    4,643,000    8,759,000
  Inventory                    --           --           --           --    5,220,000    6,545,000
  Prepaid Expenses         12,000       77,000           --           --      175,000      769,000
                        ----------------------    ----------------------   -----------------------
                        2,787,000    3,984,000           --           --   18,400,000   22,066,000

Capital Assets            110,000      116,000           --           --    4,544,000    4,541,000
Long-term Investments     162,000      324,000           --           --      303,000      404,000
Goodwill and Other         36,000       46,000           --           --    3,270,000    3,710,000
                        ----------------------    ----------------------   -----------------------
                        3,095,000    4,470,000           --           --   26,517,000   30,721,000
                        ======================    ======================   =======================


                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                                 March 31, 2001


                             ADH                     K-Tronik                    Onlinetel                     Eiger
                   ----------------------    ------------------------     -----------------------    -------------------------
                     March 31      YTD        March 31         YTD         March 31       YTD         March 31         YTD
                   ----------------------    ------------------------     -----------------------    -------------------------
                        $           $             $             $              $           $              $              $
Sales:
  External          479,000     1,172,000     2,159,000     4,369,000              --          --     3,274,000     10,042,000
  Intersegment           --            --            --            --              --          --            --             --
                   ----------------------    ------------------------     -----------------------    -------------------------
                    479,000     1,172,000     2,159,000     4,369,000              --          --     3,274,000     10,042,000

Cost of Sales      (327,000)     (789,000)     (438,000)   (2,459,000)             --          --    (3,285,000)   (10,705,000)
Other Expenses     (102,000)     (483,000)   (1,232,000)   (1,813,000)             --          --      (716,000)      (138,000)
                   ----------------------    ------------------------     -----------------------    -------------------------
Net Income           50,000      (100,000)      489,000        97,000              --          --      (727,000)      (801,000)
                   ======================    ========================     =======================    =========================


                                                                            Totals per
                            All                 Reconciling                 Financial
                           Others                  Items                    Statements
                   --------------------    --------------------     -------------------------
                    March 31      YTD        March 31      YTD        March 31        YTD
                   --------------------    --------------------     -------------------------
                        $          $           $          $              $              $
Sales:
  External               --          --        --            --      5,912,000     15,583,000
  Intersegment           --          --        --            --             --             --
                   --------------------    --------------------     -------------------------
                         --          --        --            --      5,912,000     15,583,000

Cost of Sales            --          --        --            --     (4,050,000)   (1,9953,000)
Other Expenses     (267,000)   (258,000)   (3,000)       (3,000)    (2,320,000)     (2695,000)
                   --------------------    --------------------     -------------------------
Net Income         (267,000)   (258,000)       --            --       (458,000)    (1,065,000)
                   ====================    ====================     =========================



                                    ADH                    K-Tronik                 Onlinetel                  Eiger
                           ----------------------   ----------------------   ----------------------   -----------------------
                            March 31     Sept. 30    March 31    Sept. 30     March 31    Sept. 30     March 31     Sept. 30
                           ----------------------   ----------------------   ----------------------   -----------------------
                                $           $           $             $           $          $            $              $
Current Assets:
  Cash                         1,000        1,000      664,000     446,000          --           --    1,763,000      907,000
  Accounts Receivable        685,000      594,000    1,933,000   1,463,000          --           --    5,815,000    9,948,000
  Inventory                  971,000    1,035,000    3,218,000   2,481,000          --           --    4,708,000    7,362,000
  Prepaid Expenses             3,000        3,000      372,000     471,000          --           --      201,000      171,000
                           ----------------------   ----------------------   ----------------------   -----------------------
                           1,660,000    1,633,000    6,187,000   4,861,000          --           --   12,487,000   18,388,000

Future Income Tax Assets      11,000           --      251,000          --          --           --      195,000           --
Capital Assets             1,774,000    1,812,000      824,000     652,000          --           --    1,908,000    2,444,000
Long-term Investments             --           --           --          --          --           --    1,205,000      437,000
Goodwill and Other           440,000      437,000    2,894,000   3,119,000          --           --    7,636,000    6,772,000
                           ----------------------   ----------------------   ----------------------   -----------------------
                           3,885,000    3,882,000   10,156,000   8,632,000          --           --   23,431,000   28,041,000
                           ======================   ======================   ======================   =======================


                                                                                  Totals per
                                      All                 Reconciling              Financial
                                    Others                   Items                Statements
                           -----------------------   ----------------------   -----------------------
                            March 31     Sept. 30     March 31    Sept. 30     March 31    Sept. 30
                           -----------------------   ----------------------   -----------------------
                                 $            $           $            $           $           $
Current Assets:
  Cash                      7,368,000   12,460,000          --           --    9,796,000   13,814,000
  Accounts Receivable          36,000       34,000          --           --    8,469,000   12,039,000
  Inventory                        --           --          --           --    8,897,000   10,878,000
  Prepaid Expenses             12,000       41,000          --           --      588,000      686,000
                           -----------------------   ----------------------   -----------------------
                            7,416,000   12,535,000          --           --   27,750,000   37,417,000

Future Income Tax Assets       59,000           --          --           --      516,000           --
Capital Assets                114,000       90,000          --           --    4,620,000    4,998,000
Long-term Investments       6,815,000    3,900,000          --           --    8,020,000    4,337,000
Goodwill and Other             14,000       65,000          --           --   10,984,000   10,393,000
                           -----------------------   ----------------------   -----------------------
                           14,418,000   16,590,000          --           --   51,890,000   57,145,000
                           =======================   ======================   ========================